Exhibit 12.1
CHS Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended
	November 30,		Years Ended August 31,
(in thousands)	2006	2005	2006	2005	2004	2003	2002
EARNINGS:

Income from continuing operations before income taxes	$153,453	$174,504	$538,999	$297,260	$256,703	$145,104	$147,873

ADD:
Minority interests	18,912	32,161	85,974	47,736	33,830	21,950	15,390
Fixed charges, as shown below	17,027	17,386	72,056	74,540	67,463	63,888	56,211
Distributions from equity investments	15,272	3,532	58,240	64,869	58,701	35,939	37,689
Investments redeemed — equity investees, cooperatives and other	1,376	1,175	7,283	13,514	15,937	8,467	6,310

SUBTRACT:
Equity in income of investees	(4,531)	(9,177)	(84,188)	(95,742)	(79,022)	(47,299)	(58,133)
Noncash patronage refunds	(321)	(251)	(4,969)	(3,060)	(4,986)	(1,795)	(2,327)
Interest capitalized	(1,855)	(1,648)	(4,652)	(6,836)	(2,817)	(3,905)	(2,105)

EARNINGS AS ADJUSTED	$199,333	$217,682	$668,743	$392,281	$345,809	$222,349	$200,908

FIXED CHARGES:
Interest	$13,138	$13,322	$55,214	$58,367	$51,534	$50,163	$42,958
Amortization of debt costs expensed or capitalized	589	941	4,014	4,569	3,971	3,162	3,030
Appropriate portion (1/3) of rent expense	3,300	3,123	12,828	11,604	11,958	10,563	10,223

TOTAL FIXED CHARGES	17,027	17,386	72,056	74,540	67,463	63,888	56,211

PREFERRED DIVIDEND FACTOR:	3,366	2,842	12,767	10,815	9,339	5,539	276

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$20,393	$20,228	$84,823	$85,355	$76,802	$69,427	$56,487

RATIO	9.8x	10.8x	7.9x	4.6x	4.5x	3.2x	3.6x